November 4, 2009

Via Facsimile and U.S. Mail

Melissa Duru
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Energy Conversion Devices, Inc.
Schedule TO
Filed On October 14, 2009
File No. 005-33747

Dear Ms. Duru:

On behalf of Energy Conversion Devices, Inc., a Delaware corporation (“ECD”), we hereby submit for filing by direct electronic transmission under the Securities Exchange Act of 1934, Amendment No. 2 (“Amendment No. 2”) to the above filing.  In addition, we will provide a marked copy showing changes from the prior version of the Schedule TO for your convenience.

We are providing the following responses to the comment letter dated October 22, 2009 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Schedule TO.  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 2.

Schedule TO

Information Concerning Energy Conversion Devices. Inc., page 13

Financial Information. page 13

1.
Please revise to include summary financial information as required by Item 1010(c) of Regulation M-A.  Please refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission’s website at http://www.sec.gov for further guidance.

Response:  Item 10 of Schedule TO ("Item 10") requires that financial statements be furnished pursuant to Item 1010(a) and (b) of Regulation M-A for a tender offer if the offeror's financial condition is material to a security holder's decision whether to sell, tender or hold the securities that are the subject of the tender offer. ECD respectfully submits that financial information for ECD is not material to a shareholder's decision

Melissa Duru
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
November 4, 2009

whether to sell, tender or hold the securities that are the subject of the offer. Instead, the only issue that is material to such a decision is whether an employee wants an equity award that is tied to performance metrics that ECD has announced that are no longer realistic and no longer a part of its business strategy.

Instruction 1 of Item 10 states that "[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed." In the Regulation M-A adopting release (Release No. 33-7760, 34-42055; Oct. 26, 1999) (the "Adopting Release"), the SEC stated that generally there are several factors that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise. Moreover, Section G.2(a) of the Adopting Release states that "security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer's success and make an informed investment decision."  ECD believes that the factors articulated by the SEC in the Adopting Release, together with other relevant factors, suggest that financial information for ECD is not material.

ECD is offering to issue new, time-based RSUs (“New RSUs”) in exchange for performance-based RSUs that would vest in 2012 upon the achievement of, among other things, 1GW of production capacity (“2012 RSUs”).  As is discussed in the Offer to Purchase and other disclosure documents, ECD’s equity compensation practices are intended to encourage employees to act in the long-term best interests of ECD and its stockholders, motivate them to work toward ECD’s success and reward their contributions by allowing them to benefit from meeting specified benchmarks.

As a result of the global credit crunch and economic downturn that began unfolding during fiscal 2009, ECD revised its strategy and slowed its timetable for production expansion in response to the dramatically changing business environment.  As part of this revision, ECD revised its business strategy and has disclosed that it is no longer expanding to 1GW in production by the year 2012. Accordingly, we believe that no holder of a 2012 RSU has a reasonable expectation that the performance goals for the 2012 RSUs will be achieved.  As a result, for many employees, the 2012 RSUs are ineffective at providing the incentives and retention value that ECD believes is necessary to motivate and retain its employees. ECD is making this offer to permit its employees, on a voluntary basis, to choose whether to exchange their 2012 RSUs with performance targets that are inconsistent with its current strategy for New RSUs.

Melissa Duru
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
November 4, 2009

The 2012 RSUs are based on ECD’s production capacity, while vesting of the New RSUs will be based exclusively on the passage of time.  In addition, unlike stock options, the New RSUs will not require that ECD employees pay money to obtain ECD stock at the time that they vest; instead, such employees will receive shares of common stock as a result of continued employment at ECD.  Because of these facts, we believe that ECD’s financial statements are not material in any way to an investor’s decision whether to tender.

Although we believe that ECD’s financial statements are not material to a decision to tender, in the interest of time, ECD has amended the Schedule TO to include the information requested by the Staff’s comment.

2.
Based on the expiration date of November 10, 2009, it appears that updated financial information for the interim period ended September 30, 2009 will be filed on Form 10-Q prior to the expiration date and that Schedule TO will need to be amended to reflect such updated information.  Please confirm that you will amend the Schedule TO to include the revised financial information.  We refer you to Rule 13e-4(c) (3).

Response:  ECD supplementally confirms its understanding of the Staff's position.

3.	The ratio of earnings to fixed charges does not appear to be disclosed for the relevant periods specified by Items 1010(a) and 1010(b) of Regulation M-A. Please revise your disclosure accordingly.

Response:  ECD supplementally confirms its understanding of the Staff's position. Although we believe that ECD’s financial statements are not material to the decision to tender, in the interest of time, ECD has amended the Schedule TO to include the information requested by the Staff’s comment.

Conditions of the Offer. page 11

4.
Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

Response:  ECD supplementally confirms its understanding of the Staff's position.

5.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform

Melissa Duru
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
November 4, 2009

holders of eligible RSUs how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the company's understanding in your response letter.

Response:  ECD supplementally confirms its understanding of the Staff's position.

Extension of Offer; Termination; Amendment, page 15

6.
Please refer to the language in the second paragraph of this section.  Please note that you may not terminate or amend an offer by giving only oral notice to option holders.  Please clarify your disclosure accordingly.  Further, we remind you that a bidder should generally disseminate changes to the offer in the same manner as it disseminated the original offer.  Please see generally, Rule 13e-4(e) and Release 34-43069 at Section II. C.

Response:  ECD has amended the Schedule TO to clarify that it will not terminate or amend the offer by giving only oral notice to 2012 RSU holders.

*           *           *

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Jay B. Knoll
Executive Vice President and
General Counsel